Exhibit 12.1

WESTLAKE CHEMICAL PARTNERS LP

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

(thousands of dollars)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings
Income Before Income Taxes	$354,438	$354,525	$709,208	$846,825	$606,798
Fixed Charges	19,415	11,125	14,323	9,343	9,937
Amortization of Capitalized Interest	472	228	24	—	—
Equity Investee Distributions	—	—	4,045	5,114	4,449
Capitalized Interest	(5,961)	(5,116)	(2,638)	—	—
Equity Investment (Income) Loss	—	—	(2,973)	(4,711)	(4,171)

Total Earnings Available for Fixed Charges	$368,364	$360,762	$721,989	$856,571	$617,013

Fixed Charges
Interest Expense	$12,607	$4,967	$10,499	$8,032	$8,937
Capitalized Interest	5,961	5,116	2,638	—	—
Amortization of Debt Issue Costs	—	—	—	—	—
Portion of Rentals	847	1,042	1,186	1,311	1,000

Total Fixed Charges	$19,415	$11,125	$14,323	$9,343	$9,937

Ratio of Earnings to Fixed Charges	19.0	32.4	50.4	91.7	62.1